UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
PADL HOLDINGS LLC

Legal status of issuer

    Form
    LLC

    Jurisdiction of Incorporation/Organization
    Florida

    Date of organization
    April 27, 2017

Physical address of issuer
478 Bay Lane, Key Biscayne, FL, 33149

Website of issuer
https://www.padl.co

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
February 26, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$311,148	$235,444
Cash & Cash Equivalents	$1,630	$5,741
Accounts Receivable	$24	$0
Short-term Debt	$53,133	$33,205
Long-term Debt	$183,575	$94,682
Revenues/Sales	$2,783	$100
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income (Loss)	$-39,548	$-28,891

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
December 11, 2020

PADL HOLDINGS LLC



Up to $1,070,000 of Crowd Notes

PADL HOLDINGS LLC ("PADL", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by February 26, 2021. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by February 26, 2021, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by February 26, 2021 will be permitted to increase their subscription amount at any time on or before February 19, 2021 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after February 19, 2021. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to February 26, 2021, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://www.padl.co/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/padl

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of

any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

PADL HOLDINGS LLC, previously known as FAK Holdings LLC, was formed on April 27, 2017 in the State of Florida. On May 1, 2019, the company amended its articles of incorporation to change its name from FAK Holdings LLC to PADL HOLDINGS LLC. PADL HOLDINGS LLC, is the parent of its wholly owned subsidiaries PADL LLC and FAK Websites LLC.

The Company is located at 478 Bay Lane, Key Biscayne, FL, 33149.

The Company's website is https://www.padl.co.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/padl and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	February 26, 2021
Use of proceeds	See the description of the use of proceeds on page 10 and 11 hereof.
Voting Rights	See the description of the voting rights on pages 10, 15, 16, and 17.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Sports Equipment Rental market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2021. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company's Board does not hold regular board meetings or keep meeting minutes from its board meetings. Though the Company is not legally required to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has conducted related party transactions. On August 18, 2017, the Company issued an unsecured convertible promissory notes to its member Khalil Khouri in the amount of $12,500. These note bear interest of 9% per annum and has an initial term of five years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $10,000,000.

As of December 31, 2019 and December 31, 2018, the outstanding balance of this note is in the amount of $15,345 and $14,078, including accrued interest in the amount of $2,845 and $1,578 respectively. The note has been classified as non-current and accrued interest as non-current.

From December 30, 2017 through April 4, 2019, the Company issued five unsecured convertible promissory notes to its member Susana Leal-Khouri in the aggregate amount of $105,000. The notes bear an interest rate of 9% per annum and have an initial term of five years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $10,000,000.

As of December 31, 2019 and December 31, 2018, the outstanding balance of this note is in the amount of $119,744 and $80,603, including accrued interest in the amount of $14,744 and $5,603 respectively. The note has been classified as non-current and accrued interest as non-current.

From March 5, 2020 to May 4, 2020, the company entered into three unsecured convertible promissory note agreements with the member Susana Leal-Khouri in the amount of $ 50,000. The notes bear an interest rate of 9% per annum and have an initial term of three years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $ 5,000,000.

The total amount raised may include investments made outside of the SeedInvest platform via Regulation D. $97,980 has been raised prior to the launch of the SeedInvest campaign. The earliest investment counted towards the escrow target was made on October 28, 2019. There is no guarantee that the Company has this cash available for operations as of the date of launch.

The Total Amount Raised, as reflected on the SeedInvest platform, may be partially comprised of investments from the Company's management or affiliates. Such investments are not being counted towards the escrow minimum. If the sum of the investment commitments does not equal or exceed the escrow minimum at the offering end date, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned. As a result, the Total Amount Raised may not be reflective of the Company's ability to conduct a closing.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes, and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

PADL offers self-service paddle sport rentals that allow riders to rent paddle boards and soon kayaks right from their mobile phones. Unlike other alternatives, we offload the rental process onto our mobile apps, and have our equipment located in convenient waterfront locations, providing a far better option than buying or renting equipment both out of convenience, and economically.

Business Plan

We make money by renting paddle sport equipment by the hour and offering subscriptions memberships. Our product aims to be like CitiBike for paddle sports, and our vision is to get everyone involved in outdoor activities by getting people out on the water.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.36% of the proceeds, or $36,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
PADL Stations	60%	60%	40%
Sales & Marketing	10%	10%	13%
Research & Development	10%	10%	20%
General & Administrative	20%	20%	27%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Andres Avello	CEO & Founding Partner (February 2017 - Present)	PADL, CEO & Founding Partner (February 2017 - Present) Sales – Engage with public and private entities to launch new locations Strategic partnerships – Work with local partners in proximity to stations to develop partnerships for sales and onsite support Finance & accounting – Manage fundraising, financial and accounting processes
Khalil Khouri	CPO & Founding Partner (February 2017 - Present)	PADL, CEO & Founding Partner (February 2017 - Present) Engineering – Design to manufacture new and improve on existing product and components Manufacturing – work with assembly vendors and manufacturers to order parts for build new stations, as well as assemble parts in house Repairs & maintenance – manage and maintain active stations to ensure they are in working order
Felipe Jauregui	COO & Founding Partner (February 2017 - Present)	PADL, CEO & Founding Partner (February 2017 - Present) Marketing – Manage digital marketing campaigns, design and content creation User engagement – Spend time at different stations to monitor usage and work closely with tech team to develop new features based on customer feedback to improve utilization Customer support – Communicate with customers to resolve issues + work to develop and improve product in order to reduce issues

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Membership Interests

The Company has the following debt outstanding:

Notes Payable

On August 18, 2017, the Company issued an unsecured convertible promissory notes to its member Khalil Khouri in the amount of $12,500. These note bear interest of 9% per annum and has an initial term of five years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $10,000,000.

As of December 31, 2019 and December 31, 2018, the outstanding balance of this note is in the amount of $15,345 and $14,078, including accrued interest in the amount of $2,845 and $1,578 respectively. The note has been classified as non-current and accrued interest as non-current.

From December 30, 2017 through April 4, 2019, the Company issued five unsecured convertible promissory notes to its member Susana Leal-Khouri in the aggregate amount of $105,000. The notes bear an interest rate of 9% per annum and have an initial term of five years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $10,000,000.

As of December 31, 2019 and December 31, 2018, the outstanding balance of this note is in the amount of $119,744 and $80,603, including accrued interest in the amount of $14,744 and $5,603 respectively. The note has been classified as non-current and accrued interest as non-current.

On October 28, 2019, the Company issued an unsecured convertible promissory notes to SD Sol Technologies LLC in the amount of $47,980. The Note bears an interest rate of 6% per annum and has an initial term of three years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $5,000,000.

As of December 31, 2019 the outstanding balance of this note is in the amount of $48,484, including accrued interest in the amount of $505, the note has been classified as non-current, and accrued interest as non-current.

Ownership
A majority of the Company is owned by four individuals. These individuals are Andres Avello, Felipe Jauregui, Khalil Khouri, and Susana Leal-Khouri.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Andres Avello	25% of Units	25%
Felipe Jauregui	25% of Units	25%
Khalil Khouri	25% of Units	25%
Susana Leal-Khouri	25% of Units	25%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
PADL HOLDINGS LLC, previously known as FAK Holdings LLC, was formed on April 27, 2017 in the State of Florida. On May 1, 2019, the company amended its articles of incorporation to change its name from FAK Holdings LLC to PADL HOLDINGS LLC. PADL HOLDINGS LLC, is the parent of its wholly owned subsidiaries PADL LLC and FAK Websites LLC.

PADL is a COVID resilient self-serve paddle sport rental platform that allows riders to rent paddle boards and soon kayaks right from their mobile phones. Unlike other alternatives, we offload the rental process onto our mobile apps, and have our equipment located in convenient waterfront locations providing a far better option than buying or renting equipment both out of convenience, and economically.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $15,064.92 in cash on hand as of 10/30/2020 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

On August 18, 2017, the Company issued an unsecured convertible promissory notes to its member Khalil Khouri in the amount of $12,500. These note bear interest of 9% per annum and has an initial term of five years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $10,000,000.

As of December 31, 2019 and December 31, 2018, the outstanding balance of this note is in the amount of $15,345 and $14,078, including accrued interest in the amount of $2,845 and $1,578 respectively. The note has been classified as non-current and accrued interest as non-current.

From December 30, 2017 through April 4, 2019, the Company issued five unsecured convertible promissory notes to its member Susana Leal-Khouri in the aggregate amount of $105,000. The notes bear an interest rate of 9% per annum and have an initial term of five years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $10,000,000.

As of December 31, 2019 and December 31, 2018, the outstanding balance of this note is in the amount of $119,744 and $80,603, including accrued interest in the amount of $14,744 and $5,603 respectively. The note has been classified as non-current and accrued interest as non-current.

On October 28, 2019, the Company issued an unsecured convertible promissory notes to SD Sol Technologies LLC in the amount of $47,980. The Note bears an interest rate of 6% per annum and has an initial term of three years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $5,000,000.

As of December 31, 2019 the outstanding balance of this note is in the amount of $48,484, including accrued interest in the amount of $505, the note has been classified as non-current, and accrued interest as non-current.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $5,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $5,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 9%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $350,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution
Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. }

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has engaged in the following related party transactions:

On August 18, 2017, the Company issued an unsecured convertible promissory notes to its member Khalil Khouri in the amount of $12,500. These note bear interest of 9% per annum and has an initial term of five years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $10,000,000.

As of December 31, 2019 and December 31, 2018, the outstanding balance of this note is in the amount of $15,345 and $14,078, including accrued interest in the amount of $2,845 and $1,578 respectively. The note has been classified as non-current and accrued interest as non-current.

From December 30, 2017 through April 4, 2019, the Company issued five unsecured convertible promissory notes to its member Susana Leal-Khouri in the aggregate amount of $105,000. The notes bear an interest rate of 9% per annum and have an initial term of five years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $10,000,000.

As of December 31, 2019 and December 31, 2018, the outstanding balance of this note is in the amount of $119,744 and $80,603, including accrued interest in the amount of $14,744 and $5,603 respectively. The note has been classified as non-current and accrued interest as non-current.

From March 5, 2020 to May 4, 2020, the company entered into three unsecured convertible promissory note agreements with the member Susana Leal-Khouri in the amount of $ 50,000. The notes bear an interest rate of 9% per annum and have an initial term of three years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $ 5,000,000.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Andres Avello
_____
(Signature)

Andres Avello
_____
(Name)

CEO & Founding Partner
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Andres Avello
_____
(Signature)

Andres Avello
_____
(Name)

CEO & Founding Partner
_____
(Title)

December 11, 2020
_____
(Date)

/s/Khalil Khouri
_____
(Signature)

Khalil Khouri
_____
(Name)

CPO & Founding Partner
_____
(Title)

December 11, 2020
_____
(Date)

/s/Felipe Jauregui
_____
(Signature)

Felipe Jauregui
_____
(Name)

COO & Founding Partner
_____
(Title)

December 11, 2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

PADL HOLDINGS LLC

CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
YEAR ENDED DECEMBER 31, 2019 AND 2018

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
PADL Holdings LLC
Laconia, New Hampshire

We have reviewed the accompanying consolidated financial statements of PADL Holdings LLC (the "Company,"), which comprise the consolidated balance sheets as of December 31, 2019 and December 31, 2018, and the related consolidated statement of operations, statements of members' equity (deficit), and cash flows for the years ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 2, 2020
Los Angeles, California

PADL Holdings LLC
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	1,630	$	5,741
Accounts receivable—net		24		-
Inventories		17,079		12,855
Total current assets		**18,732**		**18,596**
Property and equipment, net		44,974		500
Intantible assets		247,441		187,149
Security deposits		-		29,199
Total assets	$	**311,148**	$	**235,444**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	13,557	$	2,923
Credit Card		39,453		30,275
Other current liabilities		124		7
Total current liabilities		**53,133**		**33,205**
Accrued interest on notes		18,095		7,182
Notes Payable		165,480		87,500
Total liabilities		**236,707**		**127,887**
MEMBERS' EQUITY				
Members' equity		**74,440**		**107,557**
Total liabilities and members' equity	$	**311,148**	$	**235,444**

See accompanying notes to financial statements.

PADL Holdings LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
Net revenue	$ 2,783	$ 100
Operating expenses		
General and administrative	30,180	15,222
Sales and marketing	1,780	7,596
Total operating expenses	31,959	22,818
Operating income/(loss)	(29,177)	(22,718)
Interest expense	11,152	6,764
Other Loss/(Income)	(780)	(592)
Income/(Loss) before provision for income taxes	(39,548)	(28,891)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$(39,548)**	**$ (28,891)**

See accompanying notes to financial statements.

PADL Holdings LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY

(UNAUDITED)

(in , $US)	Members' Equity	
Balance—December 31, 2017	**$**	**73,089**
Member contribution		63,359
Net income/(loss)		(28,891)
Balance—December 31, 2018	**$**	**107,557**
Member distribution		6,431
Net income/(loss)		(39,548)
Balance—December 31, 2019	**$**	**74,440**

See accompanying notes to financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(39,548)	$	(28,891)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		877		-
Amortization of intangibles		10,120		-
Changes in operating assets and liabilities:				
Accounts receivable		(24)		-
Inventory		(4,224)		(12,855)
Accounts payable and accrued expenses		10,634		(109,577)
Credit Cards		9,178		15,633
Other current liabilities		117		7
Accrued interest on notes		10,912		6,764
Net cash provided/(used) by operating activities		**(1,958)**		**(128,919)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(45,352)		(500)
Purchases of intangible assets		(70,412)		(11,892)
Security deposit		29,199		(29,199)
Net cash provided/(used) in investing activities		**(86,565)**		**(41,591)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Notes		77,980		75,000
Members' distribution		6,431		
Members' contribution				63,359
Net cash provided/(used) by financing activities		**84,411**		**138,359**
Change in cash		(4,111)		(32,151)
Cash—beginning of year		5,741		37,892
Cash—end of year	$	**1,630**	$	**5,741**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	18,334	$	7,182
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   SUMMARY

PADL Holdings LLC previously known as FAK Holdings LLC, was formed on April 27, 2017 ("Inception") in the State of Florida. On May 1, 2019, the company amended its articles of incorporation to change its name from FAK Holdings LLC to PADL Holdings LLC. PADL Holdings LLC, is the parent of its wholly owned subsidiaries PADL LLC and FAK Websites LLC. The financial statements of PADL Holdings LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Key Biscayne, Florida.

PADL is a COVID resilient self-serve paddle sport rental platform that allows riders to rent paddle boards and soon kayaks right from their mobile phones. Unlike other alternatives, we offload the rental process onto our mobile apps, and have our equipment located in convenient waterfront locations providing a far better option than buying or renting equipment both out of convenience, and economically.

In essence, our product is the Bird Scooter for paddle sports, and our vision is to get everyone involved in outdoor activities by getting people out on the water.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of PADL, LLC and completely owned subsidiaries PADL LLC and FAK Websites LLC over which PADL Holdings LLC exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to merchandise are determined on the first-in, first-out basis.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Tooling and Molds	10 years
Stations	10 years

Intangible Assets

The company capitalizes costs of developing platform for application as well its patent filing fees and legal patent prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives. Amortization is computed over the useful lives, estimated to 10 years.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception in 2014 through 2019 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

The Company will recognize revenues primarily from renting paddle sport equipment by the hour and offering subscriptions memberships when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 2, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2019	2018
Merchandise	17,079	12,855
Total Inventories	**$ 17,079**	**$ 12,855**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Sales Tax Payable	124	7
Total Other Current Liabilities	**124**	**7**

5. PROPERTY AND EQUIPMENT

As of December 31, 2019, and December 31, 2018, property and equipment consists of:

As of Year Ended December 31,	2019	2018
Tooling and Molds	$ 26,100	500
Station	19,752	
Property and Equipment, at Cost	45,852	500
Accumulated depreciation	(877)	-
Property and Equipment, Net	$ 44,974	$ 500

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 was in the amount of $877. There was no depreciation expense for fiscal year 2018.

6. INTANGIBLE ASSETS

As of December 31, 2019, intangible assets consist of:

As of Year Ended December 31,	2019	2018
Intangible assets, at cost	$ 257,561	$ 187,149
Patent and Trademarks	30,511	9,649
Platform	227,050	177,500
Accumulated amortization	(10,120)	-
Intangible assets, Net	$ 247,441	$ 187,149

Amortization expense for property and equipment for the fiscal year ended December 31, 2019 was in the amount of $10,120. There was no amortization expense for fiscal year 2018.

The following is the table of the future amortizations:

Period	Amortization Expense
2020	$ (20,435)
2021	(20,435)
2022	(20,435)
2023	(20,435)
Thereafter	(165,703)
Total	$ (247,441)

7. MEMBERS' EQUITY

The ownership percentage of the members were as follows

As of Year Ended December 31, 2019

Member's name	Onwership percentage
Andres Avello	25%
Felipe Jauregui	25%
Khalil Khouri	25%
Susana Leal-Khouri	25%
Total Other Current Liabilities	**100%**

8. DEBT

Notes Payable

On August 18, 2017, the Company issued an unsecured convertible promissory notes to its member Khalil Khouri in the amount of $12,500. These note bear interest of 9% per annum and has an initial term of five years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $10,000,000.

As of December 31, 2019 and December 31, 2018, the outstanding balance of this note is in the amount of $15,345 and $14,078, including accrued interest in the amount of $2,845 and $1,578 respectively. The note has been classified as non-current and accrued interest as non-current.

From December 30, 2017 through April 4, 2019, the Company issued five unsecured convertible promissory notes to its member Susana Leal-Khouri in the aggregate amount of $105,000. The notes bear an interest rate of 9% per annum and have an initial term of five years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $10,000,000.

As of December 31, 2019 and December 31, 2018, the outstanding balance of this note is in the amount of $119,744 and $80,603, including accrued interest in the amount of $14,744 and $5,603 respectively. The note has been classified as non-current and accrued interest as non-current.

On October 28, 2019, the Company issued an unsecured convertible promissory notes to SD Sol Technologies LLC in the amount of $47,980. The Note bears an interest rate of 6% per annum and has an initial term of three years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $5,000,000.

As of December 31, 2019 the outstanding balance of this note is in the amount of $48,484, including accrued interest in the amount of $505, the note has been classified as non-current, and accrued interest as non-current.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   RELATED PARTY

On August 18, 2017, the Company issued an unsecured convertible promissory notes to its member Khalil Khouri in the amount of $12,500. These note bear interest of 9% per annum and has an initial term of five years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $10,000,000.

As of December 31, 2019 and December 31, 2018, the outstanding balance of this note is in the amount of $15,345 and $14,078, including accrued interest in the amount of $2,845 and $1,578 respectively. The note has been classified as non-current and accrued interest as non-current.

From December 30, 2017 through April 4, 2019, the Company issued five unsecured convertible promissory notes to its member Susana Leal-Khouri in the aggregate amount of $105,000. The notes bear an interest rate of 9% per annum and have an initial term of five years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $10,000,000.

As of December 31, 2019 and December 31, 2018, the outstanding balance of this note is in the amount of $119,744 and $80,603, including accrued interest in the amount of $14,744 and $5,603 respectively. The note has been classified as non-current and accrued interest as non-current.

From March 5, 2020 to May 4, 2020, the company entered into three unsecured convertible promissory note agreements with the member Susana Leal-Khouri in the amount of $ 50,000. The notes bear an interest rate of 9% per annum and have an initial term of three years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $ 5,000,000.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 2, 2020, the date the financial statements were available to be issued.

From March 5, 2020 to May 4, 2020, the company entered into three unsecured convertible promissory note agreements with the member Susana Leal-Khouri in the amount of $ 50,000. The notes bear an interest rate of 9% per annum and have an initial term of three years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $ 5,000,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $39,548, an operating cash flow loss of $1,958 and an accumulated deficit of $80,205 as of December 31, 2019. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Through to the issuance of the review report in 2020, revenues have increased year over year. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C
PDF of SI Website



PADL
Self-service Paddle Sport Rentals
PADL

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PADL

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$1,000	$5,000,000	Crowd Note
Minimum	Valuation cap	Security Type

This presentation may contain forward-looking statements and information relating to, among other things, the company, its b
its industry. These statements reflect manag[...] with respect to future events based information currently a
and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue
looking [...] llustrative purposes, an
guaran [...] ide. Moreover, no pers
entity a [...] under no duty to updat
confor

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Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

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Website: www.padl.co

PADL is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Risks & Disclosures
Data Room
0 comments
FAQs About Investing
Contact SeedInvest

Company Highlights

- Developed patented solution for self-service paddle sport rentals
- Signed up 1,800+ total users, with 190+ subscription members & 1000+ non-member rentals
- 4,000+ hours paddled across 700+ miles with over 1600+ sessions
- Launched in 7 locations so far
- Signed letter of engagement with Crystal Lagoons to offer PADL as a paddle share option for all current and future Crystal Lagoons

Fundraise Highlights

- Total Round Size: US $1,500,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $5,000,000
- Target Minimum Raise Amount: US $350,000
- Offering Type: Side by Side Offering

PADL makes getting out on the water easy by combining technology and paddle sports into its paddle share system. Users can quickly unlock a smart board from one of PADL's docking stations through the mobile app and enjoy their ride.

Did you know that 3 out of 4 millennials would rather buy an experience over a physical good, and that 27% of Americans have an interest in trying paddle sports? This is a 22 billion dollar opportunity in the US alone that has grown 56% over the last few years.

PADL offers self-service paddle sport rentals that allow riders to rent paddle boards and soon kayaks right from their mobile phones. Unlike other alternatives, we offload the rental process onto our mobile apps, and have our equipment located in convenient waterfront locations, providing a far better option than buying or renting equipment both out of convenience, and economically.

Our team is made up of lifelong water enthusiasts. While others were playing soccer, football, or baseball, we were paddling, fishing, and diving! PADL's founders are Andres Avello, who has led financial and strategic operations and software implementations and managed over $500 million in operating budgets. Khalil Khouri, who is an engineer with deep expertise in robotics, including the buildout of an underwater ROV for Boeing and development to market of various products, and Felipe Jauregui, who helped manage a $2 billion portfolio for a large private bank, and later moved to lead operations at a manufacturing startup.

We make money by renting paddle sport equipment by the hour and offering subscriptions memberships. Our product aims to be like CitiBike for paddle sports, and our vision is to get everyone involved in outdoor activities by getting people out on the water. We have already developed our product, received a patent, signed up 1800+ users, launched 7 stations and are now working to deliver to our growing pipeline of 150+ stations.

Gallery



PADL | Self-service paddle sport rentals

Public Overview Video.

Media Mentions















MIAMI New Times   univision   SUP Connect   SUP Connect   SUP Connect   Islander News

INNOVATE

The Team

Founders and Officers



Andres Avello
CEO & FOUNDING PARTNER

Large enterprise + entrepreneurial experience, launching + scaling multiple brands, implementing large software solutions, managing finance + accounting.



Khalil Khouri
CPO & FOUNDING PARTNER

Engineer with expertise in robotics, including the buildout of an underwater ROV + development to market of various medical products.



Felipe Jauregui
COO & FOUNDING PARTNER

Entrepreneur with a track record in sales, banking, relationship + operational management.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,500,000
Minimum investment:	US $1,000
Target Minimum:	US $350,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $5,000,000
Interest rate:	9.0%
Note term:	36 months

Additional Terms

Custody of Shares	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Similar Investments Under Different Forms	Convertible notes purchased using the form attached as Exhibit A of the Crowd Note shall count towards the Company's current round and the target minimum. Such notes may be senior to and have different terms from the Crowd Note. Additionally, these investors would vote as a separate series of notes, and may amend their note separately from the Crowd Note.

Closing conditions:	While PADL has set an overall target minimum of US $350,000 for the round, PADL must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to PADL's Form C.
Regulation CF cap:	While PADL is offering up to US $1,500,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised   If Maximum Amount Is Raised

● PADL Stations   ● Sales & Marketing
● Research & Development ● General & Administrative

Investor Perks

For all investors:

● A ride at any PADL station to experience a great time on the water

For investors who invest $5,000 or more:

● A ride at any PADL station to experience a great time on the water

● PADL branded hat and sun shirt

For investors who invest $25,000 or more:

● One-month subscription to PADL with access to all PADL stations to experience a great time on the water

● PADL branded hat and sun shirt

For investors who invest $50,000 or more:

● Six-month subscription to PADL with access to all PADL stations to experience a great time on the water

● PADL branded hat and sun shirt

● Invitation to annual meeting and strategy session with PADL founders and executive team

For investors who invest $100,000 or more:

● Six-month subscription to PADL with access to all PADL stations to experience a great time on the water

● PADL branded hat and sun shirt

● Invitation to annual meeting and strategy session with PADL founders and executive team

● Guided tour with PADL founders and executive team

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of PADL's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed	
Round Size	US $117,500
Closed Date	May 6, 2019
Security Type	Convertible Note
Valuation Cap	US $10,000,000

Pre-Seed	
Round Size	US $75,000
Closed Date	Dec 1, 2017
Security Type	Common Equity

Market Landscape



The paddle sport market represents ~5% of the total outdoor recreation economy by activity.

The U.S. outdoor recreation economy accounted for 2.2 percent ($427.2 billion) of current-dollar gross domestic product (GDP) in 2017. The Outdoor Recreation Satellite Account (ORSA) also shows that inflation-adjusted (real) GDP for the outdoor recreation economy grew by 3.9 percent in 2017, faster than the 2.4 percent growth of the overall U.S. economy. Real gross output, compensation, and employment all grew faster in outdoor recreation than for the economy as a whole.

MARKET SIZE:

The paddle sport market has been growing consistently over the last decade outpacing the outdoor recreation industry as a whole. The current market size is estimated at approximately $22B.

COMPETITION:

The market is composed of many small businesses and there are no multi regional brands currently present. We believe PADL will be the first brand to operate in such a wide region through our self serve model.

TARGET MARKET:

We are targeting active individuals who enjoy outdoor activities, as well as local residents who live in close proximity to our stations. Paddling is a great exercise and fun activity, so it is very appealing for most.

COMPETITION:

Our competition are the existing water sport concessions who provide similar services under a manned model. There are a few locker based "share" models also starting to appear.

Locker models seem to be popular because of the low initial R&D to develop, but they carry some problematic issues. With locker based share models, you have a much higher initial implementation cost, are unable to properly track the equipment, cannot set controls to determine if the equipment was actually returned, nor provide user stats on distance/health since there is no way to charge components on each board. With PADL, we are able to verify and provide all these features.

AVERAGE PRICING:

Current market pricing for paddle board and kayak rentals ranges from about $10 per hour, up to $40 per hour. This pricing makes it very difficult to retain riders and have a heavy repeat business model. With PADL, we focus more towards subscription memberships at $24.99 per month or $99.99 per 6 months. We provide hourly rentals for vacationers and those who don't want to subscribe as well, usually for $15 per hour.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Sports Equipment Rental market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2021. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company's Board does not hold regular board meetings or keep meeting minutes from its board meetings. Though the Company is not legally required to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has conducted related party transactions. On August 18, 2017, the Company issued an unsecured convertible promissory notes to its member Khalil Khouri in the amount of $12,500. These note bear interest of 9% per annum and has an initial term of five years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $10,000,000.

As of December 31, 2019 and December 31, 2018, the outstanding balance of this note is in the amount of $15,345 and $14,078, including accrued interest in the amount of $2,845 and $1,578 respectively. The note has been classified as non-current and accrued interest as non-current.

From December 30, 2017 through April 4, 2019, the Company issued five unsecured convertible promissory notes to its member Susana Leal-Khouri in the aggregate amount of $105,000. The notes bear an interest rate of 9% per annum and have an initial term of five years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common Stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $10,000,000.

As of December 31, 2019 and December 31, 2018, the outstanding balance of this note is in the amount of $119,744 and $80,603, including accrued interest in the amount of $14,744 and $5,603 respectively. The note has been classified as non-current and accrued interest as non-current.

From March 5, 2020 to May 4, 2020, the company entered into three unsecured convertible promissory note agreements with the member Susana Leal-Khouri in the amount of $ 50,000. The notes bear an interest rate of 9% per annum and have an initial term of three years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $ 5,000,000.

The total amount raised may include investments made outside of the SeedInvest platform via Regulation D. $97,980 has been raised prior to the launch of the SeedInvest campaign. The earliest investment counted towards the escrow target was made on October 28, 2019. There is no guarantee that the Company has this cash available for operations as of the date of launch.

The Total Amount Raised, as reflected on the SeedInvest platform, may be partially comprised of investments from the Company's management or affiliates. Such investments are not being counted towards the escrow minimum. If the sum of the investment commitments does not equal or exceed the escrow minimum at the offering end date, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned. As a result, the Total Amount Raised may not be reflective of the Company's ability to conduct a closing.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	LAST MODIFIED	TYPE
> 🗀 Financials (4 files)	Oct 24, 2020	Folder
> 🗀 Fundraising Round (1 file)	Oct 24, 2020	Folder
> 🗀 Investor Agreements (1 file)	Oct 24, 2020	Folder
> 🗀 Miscellaneous (5 files)	Oct 24, 2020	Folder

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Be the first to post a comment or question about PADL.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.



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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in PADL

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by PADL. Once PADL accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to PADL in exchange for your securities. At that point, you will be a proud owner in PADL.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, PADL has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now PADL does not plan to list these securities on a national exchange or another secondary market. At some point PADL may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when PADL either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is PADL's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the PADL's Form C. The Form C includes important details about PADL's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



Self-service Paddle Sport Rentals

PADL



Disclaimer

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

2



The Problem

For most people, access to water activities is limited

Buy your own



Large + **difficult** to store + transport

Expensive to purchase + maintain

Traditional rentals



Limited operating hours



High prices
low local, repeat use

Outdated, **slow** check-in/out



CAUTION
LOW WATER LEVEL USE BOAT RAMP AT OWN RISK
ATTENTION
HELP PREVENT THE SPREAD OF HYDRILLA AND OTHER AQUATIC PLANTS
CLEAN ALL AQUATIC PLANTS FROM BOAT AND TRAILER BEFORE LEAVING RAMP AREA
TRANSPORTATION OF AQUATIC PLANTS IS PROHIBITED BY FLORIDA STATUE
FLORIDA DEPT. OF NATURAL RESOURCES
HOME TESTING
LAKE OF THE
GO—DADDY—LURE

Self Sufficient
Solar power for off grid capability

Durable
Powder-coated aluminum rack

Safe
Smart tracking w/ wireless charging

Comfortable
Easy lift handle

Secure
Patented dual locking system w/ sensors

Portable
Moveable base

The Solution

PADL gets you out on the water with ease!



 Convenient locations

 One-click forms

 Transparent pricing

 Memberships

 Peer-to-peer tours





How it Works

The station ecosystem

We develop an ecosystem around each station to serve as a beacon for paddle sports

Riders
Pay by the hour



Members
Monthly & annual subscriptions



Peer-to-peer guides
Local guides offer tours on our stations

PADL
PADL

Launch Station → Acquire walking traffic at location → Build membership base → Launch P2P guided tours




2021 Station Projections
Stations 1
Boards / Station 4
Avg Members / Station 110
Rental Hours 800
Total Revenue $43k
% Memberships 61%
% Rentals 28%
% Tours + Lessons 11%
Direct Costs $12k
Gross Margin $31k

Unit Economics

Annualized station payback in 3 months

- Per station cost is $10,000 USD for 4 boards
- Rental hour rate is based off $15 / hour
- Member pricing is based off of $20 / month
- Direct costs include: hosting < 1%, cellular - 2% , supplies & maintenance - 2%, tour instructor - 2%, merchant processing - 3% + location share - 20%

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.



Accomplishments

- Developed software + hardware
- Utility patent issued for paddle share system
- Working with Sea Tow for on the water support
- Opened 7 locations (two in 2019 / five in 2020)
- Launched subscription memberships
- Raised $350K from founders, friends, family, partners to reach targets

Pilot Statistics

1st station 14 months / 2nd station 3 months

- Users **1,750+**
- Member signups **185+**
- Non-Member rentals **800+**
- Duration **4,000+ hrs**
- Distance **700+ mi**

New Locations



- Current sales pipeline with at least a verbal commitment contains 151 stations
- Growing sales pipeline with at least a verbal commitment by ~30 stations per month
- Heavy focus both on public and private partners to host stations
- Locations include beaches, lakes, rivers, canals, parks, hotels, condominiums, amusement and more!

Upcoming private pilots

~2,000 potential locations

- Crystal Lagoons - LOE Signed
- Selina Hotels - Advanced conversations
- Equity Lifestyle Properties - Agreement signed to launch 1st location
- Related Group - Advanced conversations
- REEF Technologies - Advanced conversations

Financial Projections Summary



	2021	2022	2023	2024	2025	2026
Deployed Stations	50	150	500	1,250	2,500	5,000
Revenue	$2,160,000	$7,065,000	$25,500,000	$68,625,000	$147,000,000	$303,937,500
Daily Station Revenue	$154	$168	$182	$196	$210	$212
% Margin	71%	73%	74%	74%	74%	75%

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.



Our Vision

By 2026, our network of PADL locations will allow riders to experience different environments in beaches, lakes and rivers across a variety of parks, campgrounds, resorts and more!

5,000
PADL Self-Serve Stations

150
Subscription Members Per Station

$60,000
Annual Revenue Per Station

= $300M ANNUAL REVENUE



Growth in paddle sports is up 59% (2007-18)

Total outdoor activities' market only up 16%

$22B+
Current paddle sport market ~ 5% of total outdoor activities market

34M+
Kayak, paddle board, + other paddle sport participants

79%
Estimated spend on activities vs equipment sales

72%
of our customers paddle monthly or weekly

Outdoor Participation Report by the Outdoor Foundation
U.S. Bureau of Economic Analysis (BEA)

PADL rides from the last 3 months

28%
One-time

38%
Monthly

33%
Weekly

11



Founding Team





Andres Avello
CEO & Founding Partner

Large enterprise + entrepreneurial experience, launching + scaling multiple brands, implementing large software solutions, managing finance + accounting.

Florida International University MBA, Finance

Khalil Khouri
CPO & Founding Partner

Engineer with expertise in robotics, including the buildout of an underwater ROV + development to market of various medical products.

Columbia University, MSE, Mechanical Engineering & Robotics

Felipe Jauregui
COO & Founding Partner

Entrepreneur with a proven track in sales, banking, relationship + operational management.

Villanova University, BA, Management & Finance



THE VENTURE MENTORING TEAM

PADL was accepted into the Venture Mentoring Team Program! The Venture Mentoring Team (The VMT) is a nonprofit educational 501(c)(3) dedicated to fostering the startup community by training and credentialing Mentors and then connecting them with the best and brightest entrepreneurs to help startups reach their full potential.

Mentors



Asoka Veeravagu
CEO & Co-Founder Revolve Technology



Mary Ann Knaus
Founder, Aquarius Group

Joachim Haubold
President Neo-Ventura Investments LLC



Bob Nelson
Co-Founder The Venture Mentoring Team, Founding Member New World Angels



Hinda Miller
President & Co-Founder Champion Jogbra, VT State Senator

Hartmut Junghahn
Founder, HJ Boutique Consulting LLC



Ali Ansari
Director, Marcum



R&D
Kayaks, improved locking system, improved software architecture & mobile apps

PADL Stations
Deliver new revenue generating self-serve PADL stations to current pipeline



Fundraising

Raising Capital
To achieve

50
Locations

$2M
Annual Rev

in 2021

General & Administrative
Office, supply and distribution, salaries, other

Sales & Marketing
PPC marketing for initial months after launch of each station, travel to launch, and events

Roadmap

Ongoing targets



Existing stations
Increase utilization, provide best customer support



New locations
Sign on existing pipeline, grow new pipeline



Product
Improve equipment and software to provide best offering

Nov. 2020 - Deliver 4 stations in inventory

Q4 2020 - Build team, distribution & infrastructure

Q1 2021 - Complete software and hardware improvements + kayak

Q2 & Q3 2021 - Deliver 50 stations

Q4 2021 - Positioned for 150+ stations in 2021

12 Month Targets

Launch 50 stations

Outsource manufacturing + major assembly

R&D for addition of kayaks, peer-to-peer tour model, system improvements





Get on the water and experience what's out there!



PADL

Self-service Paddle Sport Rentals

EXHIBIT E
Video Transcript

Exhibit E
Video Transcripts

PADL | Self-service paddle sport rentals
https://www.youtube.com/watch?v=cmgnoD6OTM0

[island-vibe music]

Man opens PADL app and checks out a PADL board. He takes it out to the ocean and then returns it.